BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.      Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.      Date of Material Change

The date of the material change is December 20, 2012

3.      News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                                   December 21, 2012

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.      Summary of Material Change

Veris Gold Corp. (the “Company”) enters into a Shareholder Rights Plan Agreement.

5.      Full Description of Material Change

The Company announces, subject to acceptance by the applicable securities regulatory authorities and further subject to ratification by the shareholders of the Company, that the Company has entered into a Shareholder Rights Plan Agreement (the “Plan”) made as of December 20, 2012, with Computershare Trust Company of Canada for a term of three years.

The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company. The Plan is intended to give the Board of Directors and the shareholders of the Company a reasonable amount of time to fully consider a bid if one is made, and to protect the shareholders from unfair, abusive or coercive take-over strategies. By virtue of the Plan’s implementation, anyone seeking to obtain control of the Company will be encouraged to negotiate with the Board of Directors prior to attempting a take-over, or to proceed by way of a “Permitted Bid”. Current Canadian legislation permits a hostile bid to be made in as little as 35 days, giving insufficient time for value-creating strategies to be implemented or competing bids to be made, whereas the Plan as proposed would extend this time available to up to 60 days. The Company is not aware of any pending or threatened take-over bid for the Company.

Under the Plan, the Company has issued one Right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares at 12:01 a.m., Pacific time, on December 20, 2012. Hereafter, each common share issued by the Company during the term of the Plan will have one Right attached to it. The Rights will trade together with the common shares of the Company and will be represented by the certificates representing the common shares of the Company. The term of the Plan is three years unless the rights are earlier redeemed or exchanged.

The Rights are attached to the common shares and cannot be exercised until eight trading days after a triggering event has taken place. A triggering event is one of the following: (i) an Acquiring Person, as defined in the Plan, acquires 20% or more of the common shares of the Company; or (ii) an Acquiring Person announces his intention to make a take-over bid that would result in the person owning 20% or more of the outstanding common shares of the Company. Upon such a triggering event occurring, each Right would separate from the common share and thereafter entitle the holder to purchase common shares at a 50% discount to the market price, up to the amount of the $25 exercise price of the Right.

The Rights will not be separated from the shares if the Acquiring Person makes a Permitted Bid, defined in the Plan to mean a bid made pursuant to a take-over bid circular to all shareholders of the Company, which has a minimum deposit period of at least 60 days and pursuant to which not less than 50% of the common shares, other than those held by the Acquiring Person, are deposited and not withdrawn. The Permitted Bid concept is intended to provide protection to the Company and its shareholders while permitting shareholder democracy to operate by extending the time for deposit to ensure due consideration of the bid and allowing the bid to proceed if a majority of the shareholders tender their shares.

The Agreement exempts “soft lock-up agreements”, provides a modest limit on break fees and exempts money managers and fund managers who are not making a take-over bid.

6.      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.      Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.      Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:                                      Shaun Heinrichs/Randy Reichert, Co-CEOs
Bus.                                         Tel: (604) 688-9427

9.      Date of Report

Dated at Vancouver, BC this 2nd day of January, 2013.

/s/ Shaun Heinrichs
Shaun Heinrichs, CFO